EXHIBIT 3.2

NOTE ABOUT TRANSLATION:

This document is an English translation of a document in Italian language. In preparing this document, an attempt has been made to translate as literally as possible without jeopardizing the overall continuity of the text. Inevitably, however, differences may occur in translation and if they do, the Italian text will govern by law. In this translation, Italian legal concepts are expressed in English terms and not in their original Italian terms. The concepts concerned may not be identical to concepts described by the English terms as such terms may be understood under the laws of other jurisdictions.

UNOFFICIAL ENGLISH TRANSLATION OF THE ARTICLES OF ASSOCIATION

SECTION I

DENOMINATION - REGISTERED OFFICE – CORPORATE PURPOSE – DURATION

Article 1

Denomination

1.1	The Company is denominated “Stevanato Group Società per Azioni”, abbreviated to “Stevanato Group S.p.A.”.

Article 2

Registered office

2.1	The Company has its registered office in the Municipality of Piombino Dese (Pd).

Article 3

Domicile

3.1	The domicile of the shareholders, the directors, the auditor, as far as their relations with the Company are concerned, is the one appearing in the Company books.

Article 4

Corporate purpose

4.1	The corporate purpose of the Company is as follows and comprises:

i)	the undertaking, holding and management of shareholdings and interests of any kind, both directly and indirectly, in other companies and entities, including consortia, both under Italian and foreign law, whatever their purpose and object; in particular, the Company takes on, holds and manages shareholdings in companies operating in the fields of design, production and commerce of containers, packaging systems, drug delivery systems, automatic assembly systems and other goods and services predominantly (but not exclusively) for the pharmaceutical industry and other connected or related sectors.

ii)

the provision of administrative, financial, commercial and management services in general aimed at the management and strategic, technical and/or financial coordination or, in any event, provided in the interest of the subsidiaries companies and entities, including but not limited to: the coordination of the operational strategies, investment programs and development plans; the coordination of financial policy, centralized treasury operations and the granting of financing; the exercise of promotion and research activities; the use of technological assets, name and intellectual property rights; the administration and management of personnel, both for operational and disciplinary effects;

iii)

the study, creation, undertaking, licensing, registration, filing, management, purchase, and transfer of all types of rights relating to intangible assets of any kind, patents for industrial inventions, and for ornamental or utility models, trademarks and know-how;

iv)

the purchase ,sale, possession and enjoyment of shares and bonds as well as other financial instruments, real rights and/or options in general on the same, whether issued and/or circulating in Italy or abroad;

v)	the purchase, construction, sale, exchange, personal management of civil and industrial , rustic and urban real estate.

The activities in paragraphs (i) and (ii) will not be exercised vis-à-vis the public, but will be aimed at a stable investment purpose. In particular, any activity of a fiduciary nature, collection of savings, credit exercise, placement on the market of financial instruments is excluded; all other activities reserved by law are also excluded.

Consequently, in a non-predominant and instrumental manner for the achievement of the Company’s corporate purpose, the Company may carry out all commercial, financial, industrial, securities and real estate operations; it may also grant sureties, endorsements, deposits and guarantees in general, including in favor of third parties.

4.2

The Company exercises and organizes its own activity with the objective of pursuing success and sustainable growth through the creation of long-term value for the benefit of shareholders, taking into account the interests of other stakeholders relevant to the Company.

Article 5

Duration

5.1	The duration of the Company is set until 31 (thirty-one) December 2100 (two thousand one-hundred).

TITLE II

SHARE CAPITAL – SHARES

Article 6

Share capital

6.1	The share capital of the Company is of Euro 20,002,000.00 (twenty million two thousand) and is divided into 100,010,000 (one hundred million ten thousand) shares without nominal value.

6.2

The share capital can also be increased through contributions in kind or receivables and by issuing shares of different classes, in compliance with the provisions of the law in force and of these Articles.

6.3

Pursuant to article 2443 of the Italian Civil Code, the extraordinary shareholders’ meeting can grant the Board of Directors the power to increase the share capital, in one or more occasions, up to a determined amount and for a maximum period of five years from the date of the resolution, as well as the power to issue bonds, including convertible bonds, up to a determined amount and for a maximum period of five years from the date of the resolution.

6.4

The Company may also issue bonds and participatory and non-participatory financial instruments, convertible or non-convertible into shares, warrants and other financial instruments pursuant to the law and as provided in these Articles.

Article 7

Shares – Shareholders’ register - Entitlement to exercise corporate rights

7.1

The shares are not represented by share certificates, pursuant to article 2346, paragraph 1, of the Italian Civil Code, and are not subject to the dematerialization regime pursuant to article 83-bis and following of the Italian Financial Act (Testo Unico della Finanza). Therefore, the entitlement to exercise corporate rights is subject to the provisions of article 2355, paragraph 1, of the Italian Civil Code.

7.2

The Company keeps, in compliance with applicable laws, the shareholders register, in paper form or in electronic form, in compliance with the provisions of article 2215-bis of the Italian Civil Code and the applicable laws and regulations.

7.3

The shares are registered, indivisible, freely transferrable and grant the holders equal rights. In particular, each share grants the right to one vote in the ordinary and extraordinary shareholders’ meetings of the Company and the other financial and administrative rights pertaining to shareholders pursuant to the law and these Articles.

Article 8

Withdrawal rights

8.1	Shareholders have the right of withdrawal in the cases provided by mandatory provisions of law.

8.2

Shareholders who have not taken part in the approval of resolutions concerning the extension of the duration of the Company or the introduction or removal of restrictions on the circulation of shares are not entitled to withdraw.

8.3	The right of withdrawal is exercised in accordance with article 2437-bis of the Italian Civil Code.

8.4	The liquidation value of the shares is determined pursuant to article 2437-ter of the Italian Civil Code.

TITLE III

SHAREHOLDERS’ MEETING

Article 9

Shareholders’ meeting

9.1

The shareholders’ meeting represents all the members and its resolutions, taken in compliance with the law and with the present Articles, are binding for all the members, even if dissenting or not attending.

9.2	The shareholders’ meeting is ordinary or extraordinary in accordance with the law.

Article 10

Notice

10.1

The shareholders’ meeting is convened by the Board of Directors, also in a location other than the registered office, in Italy, in other countries of the European Union, in the United Kingdom or in the United States of America.

10.2	The Board of Directors shall convene the shareholders’ meeting without delay when so requested by a number of shareholders representing at least one tenth of the share capital.

10.3	The shareholders’ meeting, both ordinary and extraordinary, shall be held on first call and, if necessary, on second call.

10.4

The convocation of the shareholders’ meeting, both ordinary and extraordinary, is effected by means of a notice communicated to all the shareholders by means that guarantee proof of receipt at least 8 (eight) days before the date of the meeting.

10.5	The notice of call must contain:

a)    an indication of the place where the shareholders’ meeting is to be held, as well as any places connected to it by telematic means;

b)    indication of the date and time of the shareholders’ meeting convocation;

c)    the list of the items on the agenda

d)    any other information required by law.

Article 11

Entitlement to attend and vote at the shareholders’ meeting - Voting proxies

11.1	Entitlement to attend the shareholders’ meeting and exercise of voting rights is governed by paragraph 7.1 above.

11.2	Participation in the shareholders’ meeting may also take place by means of telecommunications, if provided for in the notice of call, in accordance with the procedures set out in the notice itself.

11.3	Those entitled to vote may be represented by proxy pursuant to article 2372 of the Italian Civil Code.

Article 12

Chairman – Conduct of the shareholders’ meeting

12.1

The shareholders’ meeting is chaired by the Chairman of the Board of Directors or, in case of absence or impediment, in order by a Vice-Chairman, by a Managing Director, if appointed, or, in case of absence or impediment of the latter, by another person designated by the shareholders’ meeting by majority vote of those present.

12.2

The Chairman of the shareholders’ meeting is assisted by a secretary, who may or may not be a member, appointed on his proposal by the shareholders’ meeting itself with the vote of the majority of those present. In extraordinary shareholders’ meetings and, in any case, when the Chairman deems it appropriate, the functions of secretary are performed by a notary public.

12.3

The Chairman of the shareholders’ meeting ascertains the identity and the entitlement to attend and vote of those present, verifies that the shareholders’ meeting has been duly convened, regulates its proceedings, establishes the voting procedures in compliance with the law and ascertains the results of voting.

12.4	The conduct of the shareholders’ meeting may be governed by specific regulations, approved by resolution of the ordinary shareholders’ meeting.

12.5

Minutes of the shareholders’ meetings must be drawn up in accordance with the law. The minutes thus drawn up, signed by the Chairman of the meeting and by the secretary or notary public, must be transcribed in the book of meetings and resolutions of the shareholders’ meeting.

Article 13

Powers, constitution and resolutions of the ordinary shareholders’ meeting

13.1	The ordinary shareholders’ meeting is competent to resolve on all matters reserved to it by the law and by these Articles.

13.2	The ordinary shareholders’ meeting is validly constituted and resolves in first and second call with the majorities required by law.

Article 14

Powers, constitution and resolutions of the extraordinary shareholders’ meeting

14.1

The extraordinary shareholders’ meeting is competent to pass resolutions on amendments to these Articles, on the appointment, substitution and powers of liquidators and on other matters reserved to it by law.

14.2	The extraordinary shareholders’ meeting is validly constituted and resolves in first and second call with the majorities required by law.

TITLE VI

ADMINISTRATION AND AUDIT SYSTEM

Pursuant to article 2409-sexiesdecies and following of the Italian Civil Code, the Company adopts the one-tier system corporate governance, in which the functions of administration and audit are exercised respectively by the Board of Directors and the Audit Committee set up within the administrative body.

Article 15

Composition of the Board of Directors

15.1	The Board of Directors is composed by a number of members ranging from a minimum of 9 (nine) and a maximum of 15 (fifteen).

15.2

The directors remain in office for a period not exceeding three financial years and their term of office expires on the date of the shareholders’ meeting convened to approve the financial statements for the last financial year of their office, without prejudice to the causes of termination and expiry provided for by law and by these Articles, and can be re-elected.

15.3	The directors must meet eligibility and integrity requirements pursuant to article 2382 of the Italian Civil Code and have the professionalism and skills to perform the tasks entrusted to them.

15.4

Without prejudice to the additional requirements envisaged for the directors who make up the Audit Committee by article 23 below, one third of the members of the Board of Directors, rounded up in the case of a fractional number, must possess the independence requirements set forth in article 2399 of the Italian Civil Code.

Article 16

Appointment of the Board of Directors

16.1	The directors are elected by the ordinary shareholders’ meeting, which also determines their number and t term of office.

16.2	Directors cease to hold office in the cases provided for by law and by these Articles.

16.3

If, during in the term of office, one or more directors cease to hold office, the Board of Directors shall replace them with directors who meet the eligibility and integrity requirements referred to in article 15.3 above and where necessary to ensure the correct composition of the Board of Directors pursuant to article 15 and of the Audit Committee pursuant to article 23 below, the independence requirements referred to in article 15.4 above and/or the independence and professionalism requirements provided for in articles 23.3 and 23.4 below. To that end, the provisions of article 2386, paragraph 1, 2 and 3 of the Italian Civil Code shall apply, without prejudice to the provisions of article 2409-octiesdecies, paragraph 4, of the Italian Civil Code and article 23.6 in relation to the substitution of the members of the Audit Committee.

16.4

If, following the loss by a director of the independence requirements referred to in article 15.4 above and/or the independence and professionalism requirements set out in articles 23.3 and 23.4 below, the Board of Directors and/or the Audit Committee are no longer duly constituted pursuant to the previous article 15 and article 23 below, the director for whom the aforementioned requirements have ceased to apply shall cease to be a director and will be replaced pursuant to the article 16.3 above.

Article 17

Powers of the Board of Directors - Chairman - Honorary Chairman - Delegated bodies

17.1

The Board of Directors is vested with all the powers for the ordinary and extraordinary management of the Company, with the power to carry out all acts deemed appropriate to achieve the corporate purpose, excluding only those that the law and these Articles reserve to the shareholders’ meeting.

17.2

The Board of Directors is also responsible, pursuant to articles 2365, paragraph 2, and 2446, paragraph 3 of the Italian Civil Code, without prejudice to the competing powers of the extraordinary shareholders’ meeting resolutions concerning: (a) the merger and demerger of the Company in the cases provided for by articles 2505 and 2505-bis of the Italian Civil Code, (b) the transfer of the registered office within the Italian territory, (c) the establishment or closing of secondary offices, (d) the indication of the directors who are entitled to legally represent the Company, (e) the reduction of the share capital in the event of withdrawal of a shareholder, (f) the reduction of the share capital following losses exceeding one third, and (g) the adjustment of the Articles to regulatory provisions. In such cases, article 2436 of the Italian Civil Code shall apply.

17.3	The Board of Directors elects the Chairman from among its members, unless the shareholders’ meeting does so, and may also appoint one or more Vice-Chairmen.

17.4

The Board of Directors may also assign the title of “Honorary Chairman” to a person of recognized prestige who has contributed to the affirmation and development of the Company. The office can also be assigned to subjects who are not members of the Board of Directors, has indefinite duration and can only be revoked for cause. If he/she is not also a director, the Honorary Chairman can attend meetings of the Board of Directors and the shareholders’ meetings only to express non-binding opinions and opinions on the matters dealt with and may represent the Company on the basis of special powers of attorney. The Board of Directors determines any remuneration any other emolument and/or reimbursement of expenses due to the Honorary Chairman.

17.5

The Board of Directors may delegate part of its powers to an executive committee composed by some of its members or to one or more directors, determining their powers in compliance with the limitations of the law. To this end, the provisions of article 2381, paragraphs 3, 4 and 5, of the Italian Civil Code shall apply.

17.6

The Board of Directors and, if appointed, the executive committee and the Managing Directors, within the limits of their powers, may appoint, among the employees of the Company, general managers or proxies, as well as, also among third parties, special proxies or special attorneys, determining their duties and powers in compliance with the limitations of the law.

Article 18

Company representation

18.1	The legal representation of the Company is vested in the Chairman of the Board, without limitations.

18.2	The representation of the Company is also the responsibility of the Managing Directors, if appointed, within the limits of the powers granted to them.

18.3	The representation of the Company is also vested in the General Manager, the proxies and the attorneys within the limits of the powers conferred on them by the deed of appointment.

Article 19

Remuneration of the directors

19.1

At the time of their appointment, the shareholders’ meeting shall establish the remuneration due to the directors for their office as member of the Board of Directors, also in the form of insurance policies. Directors are also entitled to reimbursement of expenses incurred in the exercise of their duties.

19.2	The ordinary shareholders’ meeting may also determine an overall amount for the remuneration of all directors, including those holding particular offices, to be divided by the Board of Directors.

19.3

The Board of Directors may establish an additional remuneration for the directors vested with particular offices, which may consist of a fixed and a variable part, related to the achievement of certain objectives, or consist of the right to subscribe shares or other financial instruments of the Company at a predetermined price, including those to be issued in the future.

19.4

At the time of their appointment, the shareholders’ meeting establishes the fixed remuneration of the Chairman and the members of the Audit Committee for the entire term of office. If the shareholders’ meeting fails to do so, the remuneration of the Chairman and the members of the Audit Committee is established by the Board of Directors.

Article 20

Convening the Board of Directors

20.1

The Board of Directors is convened and meets, even outside the registered office, in Italy or abroad, every time the Chairman deems it appropriate, or when requested by a Managing Director (if appointed) or by at least one third of its members.

20.2

The Board of Directors shall be convened by the Chairman or, if he/she is prevented from so doing, by a Vice Chairman or a Managing Director, if appointed, with a notice containing indication of the day, time and place of the meeting and the related agenda, as well as, in the cases set out in article 21.2 below, the arrangements for participation by audio or video conference. The notice of call is sent to each director by registered letter, e-mail or any other means capable of providing proof of receipt, at least three days in advance or, in urgent cases, the day before the date set for the meeting.

20.3	Even in the absence of formal convocation, the Board of Directors is deemed to be duly constituted if all the directors in office are present.

Article 21

Meetings and resolutions of the Board of Directors

21.1

The meetings of the Board of Directors are chaired by the Chairman, or, in the event of his absence or impediment, in order, by a Vice Chairman, if appointed, by a Managing Director, if appointed, or, in the event of the absence or impediment of the latter, by the person designated by the attending directors.

21.2

The meetings of the Board of Directors may also be held by audio or video conference, provided that: (a) the chairman and the secretary of the meeting, if appointed, are present in the same place; (b) the chairman of the meeting is allowed to ascertain the identity of the attendees, regulate the proceedings of the meeting, ascertain and announce the results of the vote; (c) the person taking the minutes is allowed to adequately perceive the events of the meeting being recorded; (d) the attendees are allowed to participate in the discussion and vote simultaneously on the items on the agenda, as well as to view, receive or transmit documents. In this case, the meeting is considered to be held in the place where both the Chairman and the person taking the minutes are present.

21.3

The presence of the majority of the Board of Directors and the favorable vote of the absolute majority of the directors present is required for the validity of the resolutions of the Board of Directors. In the event of a tie, the Chairman shall have a casting vote.

21.4	The Board of Directors may adopt a regulation containing the rules and procedures for its operation, also in order to ensure effective management of Board information.

21.5

Minutes of the meetings of the Board of Directors must be drawn up in accordance with the law. The minutes thus drawn up, signed by the Chairman of the meeting and by the secretary or notary public, must be transcribed in the book of meetings and resolutions of the Board of Directors.

21.6

The Managing Directors report to the Board of Directors, pursuant to article 2381, paragraph 5, of the Italian Civil Code, on the general performance of operations and on the outlook, as well as on the most significant transactions carried out by the Company and its subsidiaries at least every six months.

21.7	In relation to resolutions concerning transactions in which one or more directors have, on their own or on behalf of third parties, an interest, article 2391 of the Italian Civil Code applies.

Article 22

Internal committees

22.1	The Board of Directors may set up committees from among its members with investigative, consultative or propositional functions, establishing their purpose, composition and operating procedures.

Article 23

Composition of the Audit Committee - Appointment, termination and replacement of members

23.1	The Audit Committee is composed by 3 (three) members, appointed by the Board of Directors.

23.2	The members of the Audit Committee shall remain in office for three financial years and may be re-elected.

23.3

The members of the Audit Committee must meet the independence requirements set forth in article 15.3 above. In any case, members of the Executive Committee, where appointed, who have been granted delegated powers or special offices and who in any event perform, even de facto, functions relating to the management of the Company or of companies that control it or are controlled by it, cannot be members of the Audit Committee.

23.4	At least one member of the Audit Committee must be chosen from among those enrolled in the register of legal auditors.

23.5	The Audit Committee elects a Chairman from among its members.

23.6

In the event of death, resignation, revocation or lapse of a member of the Audit Committee, the Board of Directors shall promptly replace him/her by selecting him/her from among the other directors who meet the independence and professionalism requirements set forth in the articles 23.3 and 23.4 above. If it is not possible to replace a member of the Board of Directors, the Board of Directors shall promptly take action in accordance with article 16.3 above.

23.7

If one or more members of the Audit Committee lose the requisites of independence and professionalism referred to in articles 23.3 and 23.4 above, they shall be removed from office. In this case, where possible, the Board of Directors will replace the removed members by selecting replacement candidates among the other directors possessing the aforementioned independence and professionalism requirements. Otherwise, article 16.3 above will apply.

Article 24

Functions and powers of the Audit Committee

24.1

The Audit Committee (a) supervises compliance with the provisions of law, regulations and the Articles, and compliance with the principles of correct administration, (b) supervises the adequacy of the Company’s organizational structure, the internal control system and the administrative and accounting system, as well as its suitability to correctly represent management events, and (c) carries out the further tasks entrusted to it by the Board of Directors, with particular regard to maintaining relations with the person appointed to carry out the statutory audit of the accounts.

24.2	Articles 2404, paragraph 1, 3 and 4, 2405, paragraph 1, and 2408 of the Italian Civil Code shall apply to the Audit Committee, mutatis mutandis.

Article 25

Meetings of the Audit Committee

25.1	The Audit Committee meets at least every 90 (ninety) days.

25.2

The meetings of the Audit Committee may also be held by teleconference and/or videoconference provided that: (a) the Chairman and the person taking the minutes are present in the same location where the meeting is held; (b) all participants can be identified and are allowed to follow the discussion, receive, transmit and view documents, and intervene verbally and in real time on all topics. In this case, the Audit Committee is deemed to be held in the place where the Chairman and the person taking the minutes are located.

25.3

The Audit Committee is duly constituted with the presence of the majority of its members and resolves by an absolute majority of those present. Any member who intends to disagree with the adoption of a resolution has the right to have the reasons for their dissent recorded in the minutes.

25.4	Minutes of the meetings of the Audit Committee must be taken. The minutes thus drawn up, signed by those present, must be transcribed in the book of meetings of the Audit Committee.

Article 26

Legal audit of the accounts

26.1	The legal auditing of the accounts shall be carried out by persons who meet the requirements provided by the laws and regulations in force.

26.2

The appointment of a legal auditor shall be made, on the basis of a reasoned proposal of the Audit Committee, by the ordinary shareholders’ meeting, which will also determine the fee for the entire duration of the appointment and any criteria for adjusting the fee during the term of office.

26.3

The term of office of the legal auditor has the duration of 3 (three) financial years, expiring on the date of the shareholders’ meeting called to approve the financial statements for the third year of the term of office.

SECTION V

FINANCIAL STATEMENTS – PROFITS AND DIVIDENDS

Article 27

Financial statements

27.1	The financial year ends on 31 December of each year.

27.2

The financial statements must be submitted to the shareholders’ meeting for approval within 180 (one-hundred and eighty) days from the end of each financial year pursuant to article 2364, paragraph 2, of the Italian Civil Code, as long as the Company is required to draw up the consolidated financial statements or, in any case, where special requirements relating to the structure and purpose of the Company so require.

Article 28

Profits, dividends and other distributions

28.1

The net profit reported in the duly approved financial statements, after deducing 5 (five) percent for the legal reserve, until this has reached one fifth of the share capital, shall be allocated to the shareholders by way of dividends or set aside as reserves, as resolved by the ordinary shareholders’ meeting.

28.2

If the legal requirements are met, the Board of Directors may, during the course of the financial year, approve the distribution of interim dividends to shareholders on the conditions and within the limits of article 2433-bis of the Italian Civil Code.

28.3

The ordinary or extraordinary shareholders’ meeting, depending on the competence, may at any time resolve to distribute to the shareholders the reserves resulting from the financial statements or formed by means of contributions by the shareholders, insofar as they are available according to applicable legislation, in cash or in kind, provided that the principle of equal treatment is ensured, as well as the assignment to the shareholders of shares, financial instruments or other rights vis-à-vis the Company.

28.4

The payment of dividends or interim dividends and further distributions or allocations to shareholders is effected in accordance with the terms and procedures determined by the shareholders’ meeting or the Board of Directors that passed the relevant resolution.

SECTION VI

DISSOLUTION AND LIQUIDATION - DISPUTES - FINAL PROVISIONS

Article 29

Dissolution and Liquidation

29.1	The Company is dissolved in the cases provided for by law.

29.2

In any case of dissolution of the Company, the extraordinary shareholders’ meeting determines the liquidation procedure and appoints one or more liquidators, establishing their powers and remuneration, in accordance with article 2487 of the Italian Civil Code.

Article 30

Disputes

30.1

Any disputes that may arise between the shareholders, between the shareholders and the Company, the directors and/or the liquidators, between the Company and the directors and /or the liquidators, or between the directors and/or the liquidators, arising out of or in connection with these Articles and, in general, any other relationship relating to the life of the Company and which are not, by mandatory rules, referred to another judge, shall be subject to the exclusive jurisdiction of the commercial section of the Court in whose district the Company has its registered office.

Article 31

Final Provision

31.1	For all matters not expressly provided for in these Articles, the provisions of Italian law shall apply.